UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 10, 2006

Imperial Chemical Industries PLC
(Translation of Registrant’s Name Into English)

20 Manchester Square
London
England
W1U 3AN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes            No

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Interim Report
2006

leadership in formulation science

ICI INTERIM REPORT 2006

Financial highlights

(A list of definitions appears on pages 26-27)	First half 2006 £m	First half 2005 £m	Change %

Revenue – continuing operations	2,739	2,490	10

Trading profit† – continuing operations	270	251	7

Adjusted profit before taxation§ – continuing operations	219	195	12

Net profit before special items attributable to equity holders of the parent	167	150	11

Net profit after special items	93	197	(53)

Earnings and dividends

Earnings per £1 Ordinary Share‡	6.7p	15.6p	(57)

Adjusted earnings per £1 Ordinary Share‡	14.0p	12.6p	11

Interim dividend per £1 Ordinary Share	4.15p	3.75p	11

Cash flow	£m	£m

Net cash (outflow) from operating activities	(150)	(156)

Net cash (outflow) inflow from investing activities	(89)	13

Net cash (outflow) before financing activities	(239)	(143)

Net debt at 30 June	962	1,156

Interest cover (times)	6.2	6.3

†

Trading profit: ICI defines trading profit as operating profit before special items. At a Group level, this refers to continuing operations only. Operating profit from continuing operations for the first half of 2006 was £242m (first half 2005 £248m); special items charged to operating profit in the period were £28m (first half 2005 charge £3m).

§	Profit before taxation and after special items was £195m (first half 2005 £205m); special items charged to profit before taxation in the period were £24m (first half 2005 credit £10m).
‡	Measures of earnings per share and percentage changes are calculated using unrounded values.

Discontinued Operations

As explained in note 3, ICI has reached an agreement to sell the Uniqema business. Uniqema has been classified as a “held for sale” business as a result of the status of the sale process and also meets the criteria for a discontinued operation. Consequently, the presentation of the Group income statement has been changed to show the results of Uniqema’s operations as discontinued and all the assets and liabilities of Uniqema have been classified as “held for sale”.

The definition of “International Businesses” has been modified to include only Paints, National Starch, and Quest. Measures of performance on a “comparable” basis relating to the Group and International Businesses are defined on the basis of continuing operations and thus exclude the results of Uniqema.

ICI INTERIM REPORT 2006	1

Chairman’s statement

Trading

ICI made a good start to 2006. Group sales for continuing operations were 7% ahead of the first half of 2005 on a comparable basis. Good sales growth benefited from improved volumes and overall our businesses delivered sales growth in all major geographic markets. Progress continued in recovering the impact of higher raw material costs through increased selling prices.

With continued benefits from restructuring programmes, trading profit was ahead of last year on a comparable basis for each of the International Businesses. Group adjusted profit before taxation for continuing operations was £219m, 12% ahead of 2005.

Good control of working capital contributed to better cash flow from operating activities than in the first half of 2005 despite higher payments into pension funds. Net debt at 30 June 2006 was £962m, £194m lower than 12 months earlier.

Dividend

In line with existing policy, the Board has declared an interim dividend of 4.15p (2005 3.75p), reflecting the 11% growth in net profit before special items attributable to the equity holders of the parent for the first half of 2006.

Strategic Progress

We recently reviewed the four-year strategy announced in 2003 and concluded that we remain on track to meet our existing strategic plan targets. This review also concluded that ICI has significant opportunities for further profitable growth and as such, we will:

•	Invest in product technology, strong brands and the Group’s good market position in Asia and other fast growing economies.
•	Undertake a major new restructuring programme expected to deliver £170m of additional annual cost savings by 2011 for a planned cash outlay of some £340m.

Uniqema

As part of the continuing strategic development of the Group, ICI has reached an agreement to sell its oleochemicals and surfactants business, Uniqema, to Croda International PLC. The transaction is expected to be completed in the third quarter of 2006, subject to approval by Croda shareholders, regulatory approval and employee consultation.

EC Investigation

In May, the European Commission informed us that it would fine the Company €91.4m in relation to alleged cartel activity in the European methacrylates market during our period of ownership of ICI Acrylics, which we sold in 1999. ICI has reviewed the decision in detail and will be filing an appeal before the European Court of First Instance. The Company’s policy is to conduct its business in full compliance with all competition laws.

People

It was announced in April that William Powell, Chairman and Chief Executive of National Starch and Chemical Company, would retire from ICI at the end of October. He also stepped down from his position as an Executive Director of ICI, a position he has held since 2000. I would like to thank him for his significant contribution to the Group.

Outlook

With Paints, National Starch and Quest all expected to make further year-on-year progress, the trading outlook for the balance of 2006 remains positive.

Peter B Ellwood CBE
Chairman	4 August 2006

2	ICI INTERIM REPORT 2006

Business review

In the following review, references to “International Businesses” refer to only Paints, National Starch and Quest. “Comparable” performance excludes the effect of currency translation differences and the impact of acquisitions and divestments. At a Group level, this refers to continuing operations only. References to “as reported” performance include the effects of currency translation, acquisitions and divestments. Reconciliations between “comparable” and “as reported” performance can be found in the tables below and on the following page. Percentage changes are calculated using unrounded values. References to “trading profit” relate to operating profit before special items. Special items in operating profit are discussed separately as they are not considered to reflect the underlying business performance. The reconciliation between trading profit and operating profit is shown in the first table on page 3.

Continuing operations

Group sales from continuing operations for the half year were £2,739m, 10% higher on an as reported basis than 2005, and 7% higher on a comparable basis.

Sales for the International Businesses of £2,527m were 6% ahead of 2005 on a comparable basis. National Starch delivered 8% comparable sales growth for the half year, Paints 6%, and Quest 3%. Strong comparable sales growth continued in Asia (7%), North America (7%) and Latin America (8%) whilst Europe achieved growth of 4%.

Including a favourable impact from foreign currency translation, sales for the International Businesses were 10% ahead of 2005 as reported.

Group trading profit for the half year was £270m, 7% ahead of 2005 on an as reported basis, with trading profit for the International Businesses of

Reconciliation of “As reported” change to “Comparable” change in revenue
First half 2006 vs First half 2005

	Revenue “As reported”		“As reported” change increase/ (decrease)		Foreign exchange translation effects (favourable)	Acquisition/ divestment effects adverse/ (favourable)	“Comparable” change increase/ (decrease)
	First half		First half				First half
	2006	2005	2006 vs 2005				2006 vs 2005
	£m	£m	£m	%	£m	£m	£m	%

Continuing operations

Paints	1,218	1,112	106	10	(50)	9	65	6

National Starch	1,012	912	100	11	(31)	4	73	8

Quest	297	279	18	6	(7)	(2)	9	3

International Businesses	2,527	2,303	224	10	(88)	11	147	6

Regional and Industrial	217	192	25	13	(8)	6	23	12

Total continuing reporting segments	2,744	2,495	249	10	(96)	17	170	7

Corporate and other	1	1	–		–	–	–

Inter-segment eliminations	(6)	(6)	–		–	–	–

Total continuing operations	2,739	2,490	249	10	(96)	17	170	7

Discontinued operations	327	319	8	3	(6)	–	2	1

ICI INTERIM REPORT 2006	3

£272m, 9% ahead of 2005 on a comparable basis. National Starch and Quest delivered 13% comparable trading profit growth, whilst Paints was 3% ahead.

Trading profit on a comparable basis for the half year for Regional and Industrial was 30% below 2005 due to more difficult market conditions for the PTA business in Pakistan.

Net finance expense before special items for the half year was £4m less than last year, benefiting from a lower post-retirement benefit net finance charge. Group adjusted profit before taxation was £219m, £24m above last year.

Total Group

Basic adjusted earnings per share were 14.0p for the half year, compared with 12.6p for the first half of 2005.

Reconciliation of trading profit to operating profit
First half 2006 vs First half 2005

	Trading profit (loss)		Special items in operating profit (loss)		Operating profit (loss) after special items
	First half		First half		First half
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m

Continuing operations

Paints	121	113	(3)	1	118	114

National Starch	120	102	(15)	(1)	105	101

Quest	31	27	(2)	(4)	29	23

International Businesses	272	242	(20)	(4)	252	238

Regional and Industrial	17	24	(2)	–	15	24

Total continuing reporting segments	289	266	(22)	(4)	267	262

Corporate and other	(19)	(15)	(6)	1	(25)	(14)

Total continuing operations	270	251	(28)	(3)	242	248

Discontinued operations	10	13	(3)	4	7	17

Reconciliation of “As reported” change to “Comparable” change in trading profit

First half 2006 vs First half 2005

	Trading profit (loss) “As reported”		“As reported” change increase/ (decrease)		Foreign exchange translation effects (favourable)	Acquisition/ divestment effects adverse/ (favourable)	“Comparable” change increase/ (decrease)
	First half		First half				First half
	2006	2005	2006 vs 2005				2006 vs 2005
	£m	£m	£m	%	£m	£m	£m	%

Continuing operations

Paints	121	113	8	6	(5)	1	4	3

National Starch	120	102	18	18	(2)	(1)	15	13

Quest	31	27	4	16	(1)	–	3	13

International Businesses	272	242	30	12	(8)	–	22	9

Regional and Industrial	17	24	(7)	(30)	(1)	1	(7)	(30)

Total continuing reporting segments	289	266	23	8	(9)	1	15	5

Corporate and other	(19)	(15)	(4)		–	–	(4)

Total continuing operations	270	251	19	7	(9)	1	11	4

Discontinued operations	10	13	(3)	(24)	–	–	(3)	(22)

4	ICI INTERIM REPORT 2006

Business review (continued)

Review of business results

Continuing operations

Paints

Paints achieved comparable sales growth of 6% in the first half. Sales grew strongly in Asia and in the UK, whilst in Continental Europe sales were adversely affected by generally weak retail markets. Sales prices were increased in response to higher raw material costs, but overall gross margin percentages were lower than last year. Costs below gross margin were higher than in the first half of 2005 and trading profit was 3% higher on a comparable basis.

As reported sales and trading profit were 10% and 6% above 2005 respectively, with a favourable impact from foreign exchange accounting for the difference from the comparable performances.

The following commentaries on the five geographical regions where Decorative Paints operates and on the Packaging Coatings business refer to performance measured on a comparable basis.

Sales for Decorative UK & Republic of Ireland were 8% ahead of last year with good volume growth, particularly in the UK retail business despite mixed market conditions. Gross margin percentages were in line with last year. Costs below gross margin increased from last year with increased advertising expenditure. Trading profit was ahead of the same period in 2005.

Decorative Continental Europe sales were 4% lower than last year with weak performances in France and Germany partly offset by growth in Poland, Benelux and other countries. Gross margin percentages were slightly above last year due to higher average selling prices and stronger mix, however, trading profit was lower than last year.

Sales for Decorative North America were 5% ahead of last year as selling price increases and stronger mix offset the impact of lower sales volumes. Growth in both the US trade and retail segments offset weakness in the Canadian market. Gross margin percentages were below last year due to increased raw material and freight costs. Costs below gross margin were higher than 2005, and as a result trading profit was lower for the half year.

Decorative Asia had another good half year, with 12% sales growth. Sales volumes were well ahead, notably in China, India, Pakistan and Vietnam. Lower gross margin percentages and higher costs below gross margin, mainly to support increased sales volumes, resulted in trading profit only slightly ahead of last year.

Decorative Latin America sales were 4% ahead of last year, due mainly to a steady performance in Brazil. Gross margin percentages were higher than last year and with lower costs below gross margin, trading profit was significantly ahead of last year.

Sales for the Packaging Coatings business were 10% ahead of last year, with particularly strong demand in Latin America. With higher gross margin percentages, trading profit was significantly ahead of the prior year.

National Starch

National Starch achieved 8% comparable sales growth compared with the first half of 2005. All regions were ahead, with North America and Latin America delivering double-digit growth, and Asia and Europe growing by 6%, on a comparable basis.

Overall gross margin percentages were in line with last year. Trading profit was 13% ahead of the first half last year on a comparable basis.

On an as reported basis, sales were 11% ahead of last year and trading profit was 18% higher than 2005, with a favourable foreign exchange effect largely accounting for the difference with the comparable performance.

The following commentaries on the four business groupings within National Starch refer to performance measured on a comparable basis.

ICI INTERIM REPORT 2006	5

Adhesives sales for the half year were 8% ahead of last year, with double-digit growth in North America and Latin America. Higher raw material and utility costs were successfully recovered through increased selling prices and trading profit was significantly ahead of 2005.

Specialty Starch sales for the half year were 7% ahead of last year with strong growth for Food Starches. Sales for Industrial applications were in line with last year. Regionally growth was strongest in Europe and North America. Trading profit was well ahead compared with the prior year.

Sales for Specialty Synthetic Polymers were 8% above last year, with sales in Asia, Europe and North America ahead but sales in Latin America lower. Gross margin percentages were marginally lower than last year and with higher costs below gross margin, trading profit for the half year was slightly ahead of last year.

Sales for Electronic and Engineering Materials were 9% above last year, led by strong double-digit growth for Ablestik, primarily due to robust demand from the semiconductor industry. Gross margin percentages were slightly below last year, but trading profit was significantly ahead.

Quest

Quest sales were 3% above 2005 on a comparable basis, with growth for both the Flavour and Fragrance businesses. Sales in Latin America, Asia and North America were ahead of last year but in Europe they were lower. Gross margin percentages were above last year, with improved product mix offsetting the impact of increased raw material costs. Comparable trading profit was 13% ahead.

On an as reported basis, sales were 6% ahead of last year and trading profit was 16% higher than 2005, with a favourable foreign exchange effect largely accounting for the difference with the comparable performance.

The following commentaries on Quest’s two businesses refer to performance measured on a comparable basis.

Fragrance sales were 1% ahead for the half year, with good growth in Asia and Latin America, however both Europe and North America were lower than last year. Sales to the consumer fragrance and fine fragrances categories increased during the first half but fragrance ingredient sales were markedly lower. Improved product mix partially offset the impact of higher raw material costs, and trading profit was below last year.

Flavour sales were 6% higher than last year, with good growth in Europe, North America and Latin America partly offset by lower sales in Asia. In particular, the business has continued to make progress developing its technology platforms. Gross margin percentages were ahead of last year, and with costs below gross margin in line, trading profit for the half year was significantly ahead.

Regional and Industrial

First half sales for the Regional and Industrial businesses were 12% ahead of 2005 on a comparable basis. The Pakistan PTA business delivered strong sales growth in the first half with particularly strong domestic sales in the second quarter compared to last year. However, with higher raw material costs for the PTA business, overall gross margin percentages were considerably lower, and comparable trading profit for the half year was 30% lower.

As reported sales and trading profit were 13% ahead and 30% below last year, respectively.

6	ICI INTERIM REPORT 2006

Business review (continued)

Taxation on profit before special items was £46m for the first half, £4m higher than last year. The effective tax rate (see definition on page 26) was 21% compared with 22% in 2005.

Special items before taxation for continuing operations for the first half amounted to a loss of £24m compared with a profit of £10m in 2005. Special items in 2006 included a charge of £25m relating to the new restructuring programme announced at the start of the second quarter. The prior period included £6m relating to the sale of the Vinamul Polymers business. A gain of £1m was included in the first half of 2006 within net finance expense compared with a £5m gain in the first half of 2005 that related to foreign exchange on debt previously hedging goodwill written off to reserves.

Discontinued operations

Uniqema

Sales for the first half were 1% ahead of 2005 on a comparable basis. Growth in Europe and the Americas was partially offset by weaker trading conditions in Asia. Glycerine prices were lower than 2005, and with higher raw material costs, gross margin percentages were below last year. Costs below gross margin continued to benefit from the restructuring programme and good overall cost control, but nevertheless trading profit was 22% below last year on a comparable basis.

Including the favourable effects from foreign exchange translation, sales were 3% ahead of last year and trading profit was 24% lower, both on an as reported basis.

Special items after taxation for the first half for discontinued operations amounted to a loss of £70m compared with a profit of £20m in 2005. The loss of £70m mainly comprised the fine of £63m imposed by the European Commission following an investigation into alleged cartel activity in the European methacrylates market. The profit in the prior half year included £9m related to the release of provisions and income of £4m related to prior year divestments.

Total Group

Adjusted net profit was £167m for the half year compared with £150m for the first half of 2005.

Net profit after special items was £93m compared with £197m for the first half of 2005.

Consequently, the Board has declared an interim dividend of 4.15p (2005 3.75p), reflecting the 11% growth in net profit before special items for the first half of 2006.

ICI INTERIM REPORT 2006	7

Group cash flow and net debt

Operating activities

Net cash from operating activities after interest, tax (excluding tax on disposals) and dividends, was an outflow of £150m for the half year, compared with an outflow of £156m for the first half of 2005. The decreased outflow, despite the adverse impact of £72m of additional pension contributions to the two main UK pension funds, was primarily due to an improved working capital performance during the first six months of the year, combined with higher trading profit.

Investing activities

There were no significant proceeds from disposals received during the first half of the year. During the first half of 2006, ICI completed the acquisition of the fragrance operations of Shaw Mudge and acquired the outstanding minority interest in Quest India Ltd. As a result, net cash flow from investing activities was an outflow of £89m, compared with an inflow of £13m for the first half of 2005 when there were net proceeds from the disposal of the Vinamul Polymers business.

Movement in net debt

The cash flow before financing for the half year was an outflow of £239m, compared with an outflow of £143m for the first half of last year, reflecting the additional pension fund payments in 2006 and the reduced divestment proceeds.

With a positive non-cash impact of £40m relating primarily to the impact of foreign exchange movements, net debt at the half year was £962m compared with £1,156m as at 30 June 2005 and £763m at the start of 2006.

Reconciliation of movement in net debt

	First half 2006 £m	First half 2005 £m	Year 2005 £m

Opening net debt (as previously reported)	(745)	(989)	(989)

IFRIC 4 adjustments (see page 13)	(18)	(17)	(17)

Net debt at beginning of period	(763)	(1,006)	(1,006)

Cash flow before financing activities	(239)	(143)	253

Non-cash movement	40	(7)	(10)

Total movement in net debt	(199)	(150)	243

Closing net debt	(962)	(1,156)	(763)

8	ICI INTERIM REPORT 2006

Group income statement

		First half 2006

		Before special	Special items	Total
	notes	items £m	£m	£m

Continuing operations

Revenue	2	2,739		2,739

Operating costs		(2,487)	(28)	(2,515)

(including special items of: restructuring costs			(28)	(28)

post-retirement benefits)			–	–

Other operating income		18	–	18

Profits less losses on disposal of fixed assets	4		–	–

Operating profit (loss)	2	270	(28)	242

Profits less losses on sale of operations	4		3	3

Share of profits less losses of associates		2	–	2

Interest expense		(64)	–	(64)

Interest income		20	–	20

Post-retirement benefit finance:

Interest cost		(220)	–	(220)

Expected return on assets		211	–	211

Foreign exchange gains on debt previously hedging goodwill written off to reserves			1	1

		(53)	1	(52)

Profit (loss) before taxation	2,4	219	(24)	195

Income tax expense	5	(46)	7	(39)

Net profit (loss) for the period from continuing operations		173	(17)	156

Discontinued operations

Profit (loss) for the period from discontinued operations	3	7	(66)	(59)

(including special items of: fine			(63)	(63)

restructuring costs			(3)	(3)

post-retirement benefits)			–	–

Profits less losses on disposal of discontinued operations			(4)	(4)

Net profit (loss) for the period from discontinued operations		7	(70)	(63)

Net profit (loss) for the period		180	(87)	93

Attributable to equity holders of the parent		167	(87)	80

Attributable to minority interest		13	–	13

Earnings (loss) per £1 Ordinary Share

Basic – Continuing operations	6			12.1p

Discontinued operations	6			(5.4)p

	6			6.7p

Diluted – Continuing operations				12.1p

Discontinued operations				(5.4)p

				6.7p

Dividends proposed per £1 Ordinary Share	8			4.15p

ICI INTERIM REPORT 2006	9

	First half 2005 (as restated – note 1)				Year 2005 (as restated – note 1)

	Before special	Special items	Total		Before special	Special items	Total
	items £m	£m	£m		items £m	£m	£m

Continuing operations

Revenue	2,490		2,490		5,161		5,161

Operating costs	(2,264)	(3)	(2,267)		(4,669)	9	(4,660)

(including special items of: restructuring costs		(3)	(3)			(17)	(17)

post-retirement benefits)		–	–			26	26

Other operating income	25	–	25		39	–	39

Profits less losses on disposal of fixed assets		–	–			7	7

Operating profit (loss)	251	(3)	248		531	16	547

Profits less losses on sale of operations		8	8			13	13

Share of profits less losses of associates	1	–	1		3	–	3

Interest expense	(66)	–	(66)		(132)	–	(132)

Interest income	27	–	27		57	–	57

Post-retirement benefit finance:

Interest cost	(216)	–	(216)		(429)	–	(429)

Expected return on assets	198	–	198		396	–	396

Foreign exchange gains on debt previously hedging goodwill written off to reserves		5	5			2	2

	(57)	5	(52)		(108)	2	(106)

Profit (loss) before taxation	195	10	205		426	31	457

Income tax expense	(42)	5	(37)		(87)	12	(75)

Net profit (loss) for the period from continuing operations	153	15	168		339	43	382

Discontinued operations

Profit (loss) for the period from discontinued operations	9	7	16		13	25	38

(including special items of: fine		–	–			–	–

restructuring costs		7	7			11	11

post-retirement benefits)		–	–			14	14

Profits less losses on disposal of discontinued operations		13	13			–	–

Net profit (loss) for the period from discontinued operations	9	20	29		13	25	38

Net profit (loss) for the period	162	35	197		352	68	420

Attributable to equity holders of the parent	150	35	185		321	69	390

Attributable to minority interest	12	–	12		31	(1)	30

Earnings (loss) per £1 Ordinary Share

Basic – Continuing operations			13.2	p			29.8	p

Discontinued operations			2.4	p			3.1	p

			15.6	p			32.9	p

Diluted – Continuing operations			13.1	p			29.7	p

Discontinued operations			2.5	p			3.1	p

			15.6	p			32.8	p

Dividends proposed per £1 Ordinary Share			3.75	p			7.70	p

10	ICI INTERIM REPORT 2006

Group balance sheet

	notes	At 30 June 2006 £m	At 30 June 2005 (as restated note 1) £m	At 31 Dec 2005 (as restated note 1) £m

Non-current assets

Intangible assets		565	582	601

Property, plant and equipment		1,278	1,554	1,612

Investments in associates		21	19	19

Financial assets	9	81	91	73

Deferred tax assets		523	531	507

Other receivables		32	71	81

Post-retirement benefit asset		7	9	11

		2,507	2,857	2,904

Current assets

Inventories		589	733	658

Trade and other receivables		1,105	1,167	1,067

Financial assets	9	34	39	30

Cash and cash equivalents	9	386	397	522

Assets classified as held for sale	3	485	–	–

		2,599	2,336	2,277

Total assets	2	5,106	5,193	5,181

Current liabilities

Trade and other payables		(1,337)	(1,341)	(1,484)

Financial liabilities	9	(395)	(417)	(245)

Current tax liabilities		(415)	(454)	(423)

Provisions		(176)	(126)	(106)

Liabilities classified as held for sale	3	(250)	–	–

		(2,573)	(2,338)	(2,258)

Non-current liabilities

Financial liabilities	9	(1,033)	(1,223)	(1,103)

Other creditors		(37)	(40)	(39)

Provisions		(259)	(299)	(298)

Deferred tax liabilities		(290)	(318)	(274)

Post-retirement benefit liabilities		(1,389)	(1,121)	(1,699)

		(3,008)	(3,001)	(3,413)

Total liabilities	2	(5,581)	(5,339)	(5,671)

Net assets		(475)	(146)	(490)

Called-up share capital		1,193	1,191	1,192

Share premium account		936	933	934

Retained earnings and other reserves		(2,722)	(2,360)	(2,742)

Attributable to equity holders of the parent		(593)	(236)	(616)

Minority interests		118	90	126

Total equity	7	(475)	(146)	(490)

ICI INTERIM REPORT 2006	11

Group cash flow statement

	notes	First half 2006 £m	First half 2005 £m	Year 2005 £m

Cash flows from operating activities

Net profit for period		93	197	420

Adjusted for:

Net finance expense		54	57	111

Depreciation and amortisation		83	80	168

Post-retirement benefit charges		30	22	41

Special items after taxation		87	(35)	(68)

Taxation (including taxation on associates)		49	46	93

Movement in working capital		(201)	(240)	60

Outflows relating to operating special items		(27)	(29)	(53)

Post-retirement benefit payments		(187)	(105)	(153)

Interest paid		(45)	(53)	(122)

Interest received		9	13	55

Tax paid (excluding tax on disposal of businesses)		(39)	(48)	(83)

Dividends paid to equity holders of the parent		(47)	(46)	(91)

Dividends paid to minority interests		(9)	(11)	(15)

Other items		–	(4)	(4)

Net cash (outflow) inflow from operating activities		(150)	(156)	359

(including net cash flows from discontinued operating activities)		(14)	(23)	26

Cash flows from investing activities

Purchase of property, plant and equipment		(65)	(70)	(159)

Proceeds from sale of property, plant and equipment		6	–	17

Purchase of businesses, net of cash acquired		(18)	(4)	(23)

Net proceeds from disposal of businesses		5	103	108

Payments in respect of disposals prior to 2004		(17)	(14)	(47)

Tax on disposal of businesses		–	(2)	(2)

Net cash (outflow) inflow from investing activities		(89)	13	(106)

(including net cash flows from discontinued investing activities)		(7)	(11)	(18)

Cash flows from financing activities

Decrease (increase) in current asset investments	9	2	3	(6)

Increase in long-term loans	9	2	5	6

Repayment of long-term loans	9	(8)	(122)	(137)

Net increase (decrease) in short-term borrowings	9	162	158	(114)

Movement in non-operating derivatives	9	(47)	–	26

Other financing cash flows	9	(1)	–	1

Net cash inflow (outflow) from financing activities		110	44	(224)

(including net cash flows from discontinued financing activities)		–	(1)	(2)

Cash and cash equivalents at beginning of period	9	516	469	469

Net cash (outflow) inflow from all activities	9	(129)	(99)	29

Movement arising on foreign currency translation		(10)	8	18

Cash and cash equivalents at end of period	9	377	378	516

12	ICI INTERIM REPORT 2006

Statement of Group recognised income

and expense

	notes	First half 2006 £m	First half 2005 £m	Year 2005 £m

Net profit for the period		93	197	420

Exchange differences on translating foreign operations		(56)	48	83

Actuarial gains and losses		35	–	(625)

Changes in fair value of cash flow hedges		(1)	1	2

Tax on items taken directly to equity		(2)	(23)	38

Total income and expense recognised directly in equity		(24)	26	(502)

Total recognised income and expense for the period	7	69	223	(82)

Attributable to equity holders of the parent		62	205	(120)

Attributable to minority interests		7	18	38

In accordance with the Group’s accounting policy for employee benefits (as described in 2005 Annual Report and Accounts), the Group has reviewed the impact of the disposal of Uniqema on its post-retirement benefit schemes. For those schemes which were materially impacted by the disposal, an updated actuarial valuation has been obtained at 30 June 2006. This has resulted in an actuarial gain of £35m being recognised in the Group’s statement of recognised income and expense. Updated actuarial valuations have not been obtained for those schemes, including the ICI UK Pension Fund, which were not materially impacted by the Uniqema disposal, but in line with our policy, will be obtained at the year-end.

ICI INTERIM REPORT 2006	13

Notes to financial statements

1	Basis of preparation

These half year 2006 interim consolidated financial statements of ICI are for the six months ended 30 June 2006. The information included within this document has been prepared on the basis of the recognition and measurement requirements of IFRS and IFRIC interpretations in issue that are endorsed by the European Commission and effective (or available for early adoption) at 30 June 2006.

These financial statements should be read in conjunction with the Group’s Annual Report and Accounts for 2005 and have been prepared using the accounting policies set out in that report, with the restatement for the adoption of IFRIC 4 Determining whether an arrangement contains a lease as set out below. These policies have been consistently applied to all the years presented.

IFRIC 4 came into effect from 1 January 2006 and provides guidance on whether complex arrangements include a lease. As a result of this requirement, certain arrangements have required reclassification as leases. In accordance with the transitional provisions, this has resulted in additional assets of £13m being recognised on the balance sheet at 1 January 2005, offset by the recognition of associated finance lease creditors of £17m, which are included within net debt. As a consequence, net assets as at 1 January 2005 were restated from £(310)m to £(314)m. Net debt at 1 January 2005 has been restated from £989m to £1,006m (30 June 2005 from £1,138m to £1,156m; 31 December 2005 from £745m to £763m). Operating profit for 2005 has increased slightly but has been offset by a similar increase in the net finance expense. Consequently, profit before taxation for 2005 remains unchanged for both the half year and the full year.

The revenue recognition policy for the treatment of certain co-operative allowances paid to customers has been revised to better reflect internal reporting where the allowances are now treated as a deduction from revenue rather than as a promotional expense. This revision, which only impacts the Paints business, has been included in the results for the first half of 2006 and the comparative information adjusted accordingly. As a consequence, total sales for the Group for the first half of 2005 have decreased by £12m for the half year and £25m for the full year. There is no effect on operating profit.

2	Segment information

The Group’s continuing reporting segments comprise the International Businesses (being Paints, National Starch and Quest) and Regional and Industrial (being the Group’s Regional businesses and some ongoing residual activity relating to legacy management). Corporate and other represents the shared costs that are not directly attributable to individual segments. The Group’s discontinued reporting segment, as described on page 64 of the 2005 Annual Report and Accounts, has been revised to include Uniqema. The revenue, profit before taxation and net profit for Uniqema are disclosed in note 3.

Seasonality

Due to the diversity of their product portfolios and broad international coverage, seasonality within the National Starch, Quest, Uniqema and Regional and Industrial businesses is not significant. However, Paints is affected, with trading patterns influenced by prevailing weather conditions. With the geographic profile of Paints, this results in higher levels of activity in the second and third quarters of the year.

14	ICI INTERIM REPORT 2006

Notes to financial statements

2	Segment information (continued)

Business segments

	Segment revenue			Segment profit before special items and taxation

	First half 2006 £m	First half 2005 £m	Year 2005 £m	First half 2006 £m	First half 2005 (as restated note 1) £m	Year 2005 (as restated note 1) £m

Continuing operations

Paints	1,218	1,112	2,306	121	113	253

National Starch	1,012	912	1,871	120	102	214

Quest	297	279	560	31	27	52

Regional and Industrial	217	192	433	17	24	51

Total continuing reporting segments	2,744	2,495	5,170	289	266	570

Corporate and other	1	1	3	(19)	(15)	(39)

Inter-segment revenue	(6)	(6)	(12)

	2,739	2,490	5,161	270	251	531

Share of profits less losses of associates				2	1	3

Net finance expense				(53)	(57)	(108)

	2,739	2,490	5,161	219	195	426

Discontinued operations	327	319	626	10	13	22

	Segment profit before interest and taxation and after special items

	First half 2006 £m	First half 2005 (as restated note 1) £m	Year 2005 (as restated note 1) £m

Continuing operations

Paints	117	116	255

National Starch	105	107	221

Quest	33	23	63

Regional and Industrial	15	24	51

Total continuing reporting segments	270	270	590

Corporate and other	(25)	(14)	(30)

	245	256	560

Share of profits less losses of associates	2	1	3

	247	257	563

Discontinued operations	(60)	30	47

ICI INTERIM REPORT 2006	15
2	Segment information (continued)

Business segments (continued)

	Segment assets			Segment liabilities

	At 30 June 2006 £m	At 30 June 2005 (as restated note 1) £m	At 31 Dec 2005 (as restated note 1) £m	At 30 June 2006 £m	At 30 June 2005 (as restated note 1) £m	At 31 Dec 2005 (as restated note 1) £m

Paints	1,308	1,332	1,231	537	512	516

National Starch	1,432	1,414	1,465	321	291	361

Quest	387	379	374	95	90	96

Uniqema	466	488	459	106	107	116

Regional and Industrial	286	308	309	88	98	94

Total reporting segments	3,879	3,921	3,838	1,147	1,098	1,183

Corporate and other	63	78	83	124	108	144

	3,942	3,999	3,921	1,271	1,206	1,327

Investments in associates	21	19	19

Unallocated†	1,143	1,175	1,241	4,310	4,133	4,344

	5,106	5,193	5,181	5,581	5,339	5,671

†

Unallocated assets comprise financial assets, post-retirement benefit assets, deferred tax assets, cash and cash equivalents and other non-operating debtors. Unallocated liabilities comprise post-retirement benefit liabilities, provisions, tax liabilities, financial liabilities and other non-operating creditors.

	Goodwill included in assets

	At 30 June 2006 £m	At 30 June 2005 £m	At 31 Dec 2005 £m

Paints	249	252	256

National Starch	244	242	256

Quest	19	17	17

Uniqema	13	12	13

Regional and Industrial	13	13	14

Total reporting segments	538	536	556

Corporate and other	–	–	–

	538	536	556

16	ICI INTERIM REPORT 2006

Notes to financial statements

2	Segment information (continued)

Geographical segments

	Revenue by location of customer

	First half 2006 £m	First half 2005 £m	Year 2005 £m

Continuing operations

United Kingdom	314	286	570

Continental Europe	509	506	985

North America	906	815	1,683

Latin America	231	196	441

Asia	686	602	1,305

Other countries	93	85	177

Total continuing operations	2,739	2,490	5,161

Discontinued operations

United Kingdom	24	24	41

Continental Europe	137	134	266

North America	100	94	186

Latin America	11	11	20

Asia	44	46	91

Other countries	11	10	22

Total discontinued operations	327	319	626

	Segment assets			Segment liabilities

	At 30 June 2006 £m	At 30 June 2005 (as restated note 1) £m	At 31 Dec 2005 (as restated note 1) £m	At 30 June 2006 £m	At 30 June 2005 (as restated note 1) £m	At 31 Dec 2005 (as restated note 1) £m

United Kingdom	563	583	542	302	284	307

Continental Europe	888	885	825	257	238	241

North America	1,376	1,399	1,378	338	315	357

Latin America	242	239	267	95	91	115

Asia	808	829	840	260	262	287

Other countries	65	64	69	19	16	20

	3,942	3,999	3,921	1,271	1,206	1,327

Investments in associates	21	19	19

Unallocated†	1,143	1,175	1,241	4,310	4,133	4,344

	5,106	5,193	5,181	5,581	5,339	5,671

†

Unallocated assets comprise financial assets, post-retirement benefit assets, deferred tax assets, cash and cash equivalents and other non-operating debtors. Unallocated liabilities comprise post-retirement benefit liabilities, provisions, tax liabilities, financial liabilities and other non-operating creditors.

ICI INTERIM REPORT 2006	17

3	Discontinued operations

In February 2006, the Group announced that as part of its strategic update it was evaluating its options with regard to its oleochemicals and surfactants business, Uniqema. The Group, having considered further restructuring opportunities to improve overall profitability of the Uniqema business and in view of other investment opportunities available across the Group, where there are the prospect of greater strategic and financial returns, announced its intention to divest the business, subject to a deal realising value for shareholders.

On 29 June 2006, the Group reached an agreement to sell Uniqema to Croda International PLC for a gross consideration of £410m. The transaction is expected to be completed in the third quarter of 2006, subject to approval by Croda shareholders, regulatory approval and employee consultation. The transaction is expected to give rise to a profit after taxation of around £16m which will be accounted for as a special item. The related assets and liabilities have been classified as held for sale and presented separately in the balance sheet at 30 June 2006.

The major classes of assets and liabilities comprising the operations classified as held for sale are as follows:

At 30 June 2006 £m

Intangible assets	19

Property, plant and equipment	253

Deferred tax assets	19

Inventories	82

Trade and other receivables	112

Assets classified as held for sale	485

Trade and other payables	(109)

Provisions	(11)

Deferred tax liabilities	(32)

Post-retirement benefit liabilities	(98)

Liabilities classified as held for sale	(250)

18	ICI INTERIM REPORT 2006

Notes to financial statements

3	Discontinued operations (continued)

As the operations of Uniqema represent a separate major line of business and meet held for sale criteria at 30 June 2006, the operations have been classified as discontinued. The results of Uniqema, which have been included in the consolidated income statement, are as follows:

	First half 2006 £m	First half 2005 £m	Year 2005 £m

Revenue	327	319	626

Operating costs	(320)	(302)	(587)

Other operating income	–	–	1

Operating profit*	7	17	40

Post-retirement benefit finance:

Interest cost	(8)	(10)	(22)

Expected return on assets	7	9	18

Profit before taxation	6	16	36

Income tax expense	(2)	–	2

Profit for the period	4	16	38

*	In the first half of 2006 operating profit includes a special items charge of £3m (first half 2005 £4m credit, year 2005 £18m credit).

ICI INTERIM REPORT 2006	19
4	Special items

Continuing operations

In the first half of 2006 there was a loss from special items before taxation of £24m which primarily related to the new restructuring programme announced at the beginning of the second quarter.

In the first half of 2005 there was a profit before taxation from special items of £10m and for the full year a profit before taxation of £31m. The profit for the full year 2005 mainly comprised of a profit of £16m within operating profit and a profit on sale of continuing operations of £13m. The amount within operating profit related to charges of £17m for restructuring programmes, a profit of £26m from changes to the terms of post-retirement benefits in the Netherlands and a profit of £7m on the disposal of fixed assets. The profits on the sale of continuing operations included a profit of £6m on the sale of the Vinamul Polymers business. Taxation in respect of special items for the first half of 2006 amounted to income of £7m (first half 2005 income £5m, year 2005 income £12m).

Discontinued operations

In the first half of 2006 there was a loss after taxation from special items of £70m. The loss mainly comprised the fine of £63m imposed by the European Commission following an investigation into alleged cartel activity in the European methacrylates market.

In the first half of 2005 there was a profit after taxation from special items of £20m and for the full year a profit after taxation of £25m. The profit for the full year 2005 mainly comprised of a profit of £18m within operating profit and a profit on sale of discontinued operations of £7m. The amount within operating profit mainly related to a profit of £14m from changes to the terms of post-retirement benefits in the Netherlands and a release of restructuring provisions of £4m relating to the Uniqema business. The amount within sale of discontinued operations primarily related to a profit from changes to post-retirement healthcare plans in the USA of £23m, a release of provisions following a land transaction of £28m and increases in provisions relating to long-term residual activities of £37m. Overall, taxation on the above items amounted to £nil for the first half of 2006 (first half 2005 income £3m, year 2005 £nil).

5	Income tax expense

The tax expense for the Group after special items for the first half 2006 includes a £39m expense (first half 2005 expense £37m, year 2005 expense £75m) relating to continuing operations and a £2m expense (first half 2005 £nil, year 2005 expense £5m) relating to discontinued operations. The tax expense for the Group for the first half of 2006 consists of UK taxation of £17m (first half 2005 expense £16m, year 2005 expense £28m) and an overseas tax expense of £24m (first half 2005 £21m, year 2005 £52m).

20	ICI INTERIM REPORT 2006

Notes to financial statements

6	Earnings (loss) per £1 Ordinary Share

Basic earnings per £1 Ordinary Share and diluted earnings per £1 Ordinary Share for a period are calculated by dividing the appropriate value (continuing, discontinued or total) of net profit (loss) attributable to the equity holders of the parent for the financial period by, respectively, basic weighted average Ordinary Shares in issue during the period or diluted weighted average Ordinary Shares in issue during the period.

Average Ordinary Shares in issue

	First half 2006 million	First half 2005 million	Year 2005 million

Weighted average Ordinary Shares in issue during the period	1,192	1,191	1,192

Weighted average shares held by the Group’s employee share ownership plan	(2)	(8)	(7)

Basic weighted average Ordinary Shares in issue during the period	1,190	1,183	1,185

Dilutive effect of share options	3	4	3

Diluted weighted average Ordinary Shares in issue during the period	1,193	1,187	1,188

	First half 2006 £m	First half 2005 £m	Year 2005 £m

Adjusted earnings – continuing operations	160	141	309

Special items after tax and minorities – continuing operations	(17)	15	44

Earnings – continuing operations	143	156	353

Adjusted earnings – discontinued operations	7	9	12

Special items after tax and minorities – discontinued operations	(70)	20	25

Earnings – discontinued operations	(63)	29	37

Total adjusted earnings	167	150	321

Total special items after tax and minorities	(87)	35	69

Total earnings	80	185	390

	pence	pence	pence

Basic adjusted earnings per £1 Ordinary Share – continuing operations	13.5	11.9	26.0

Special items after tax per £1 Ordinary Share – continuing operations	(1.4)	1.3	3.8

Basic earnings per £1 Ordinary Share – continuing operations	12.1	13.2	29.8

Basic adjusted earnings per £1 Ordinary Share – discontinued operations	0.5	0.7	1.1

Special items after tax per £1 Ordinary Share – discontinued operations	(5.9)	1.7	2.0

Basic earnings per £1 Ordinary Share – discontinued operations	(5.4)	2.4	3.1

Total basic adjusted earnings per £1 Ordinary Share	14.0	12.6	27.1

Total special items after tax per £1 Ordinary Share	(7.3)	3.0	5.8

Total earnings per £1 Ordinary Share	6.7	15.6	32.9

Reported earnings per share measured in pence to one decimal place, are not materially affected by the dilutive effect of share options.

ICI INTERIM REPORT 2006	21
7	Reconciliation of closing equity

	Share capital £m	Share premium account £m	Translation reserves £m	Retained earnings £m	Equity holders of the parent £m	Minority interests £m	Total equity £m

At 1 January 2005 (as reported)	1,191	933	(31)	(2,488)	(395)	85	(310)

IFRIC 4 adjustments				(3)	(3)	(1)	(4)

At 1 January 2005	1,191	933	(31)	(2,491)	(398)	84	(314)

Total recognised income and expense	–	–	42	163	205	18	223

Dividends	–	–	–	(46)	(46)	(12)	(58)

Share-based payments	–	–	–	3	3	–	3

At 30 June 2005	1,191	933	11	(2,371)	(236)	90	(146)

Total recognised income and expense	–	–	33	(358)	(325)	20	(305)

Dividends	–	–	–	(45)	(45)	(5)	(50)

Share-based payments	–	–	–	4	4	–	4

Shares issued/movement in respect of own shares	1	1	–	5	7	–	7

Other movements	–	–	–	(21)	(21)	21	–

At 31 December 2005	1,192	934	44	(2,786)	(616)	126	(490)

Total recognised income and expense	–	–	(51)	113	62	7	69

Dividends	–	–	–	(47)	(47)	(9)	(56)

Share-based payments	–	–	–	3	3	–	3

Shares issued/movement in respect of own shares	1	2	–	2	5	–	5

Acquisition of additional minority interests	–	–	–	–	–	(6)	(6)

At 30 June 2006	1,193	936	(7)	(2,715)	(593)	118	(475)

8	Dividends

The dividend charged against reserves in the first half of 2006 is the 2005 second interim dividend of 3.95p paid on 14 April 2006. The dividend charged against reserves for the first half of 2005 is the 2004 second interim dividend of 3.90p.

The first interim dividend for 2006 of 4.15p per £1 Ordinary Share (2005 3.75p) is payable on 6 October 2006 to members on the Register on 25 August 2006.

22	ICI INTERIM REPORT 2006

Notes to financial statements

9	Analysis of net debt

			Financing			Cash and cash equivalents*	Net debt

	Loans £m	Derivatives £m	Short-term borrowingsø £m	Finance leases £m	Current asset investments £m	£m	£m

At 30 June 2005 (as reported)	(1,241)	(30)	(261)	(2)	18	378	(1,138)

IFRIC 4 adjustments				(18)			(18)

At 30 June 2005	(1,241)	(30)	(261)	(20)	18	378	(1,156)

Exchange adjustments	(35)	17	(19)	–	3	9	(25)

Cash flow	14	(26)	272	(1)	9	128	396

Acquisitions and disposals	–	–	–	–	–	(2)	(2)

Fair value movements	24	(2)	–	–	–	–	22

Other	–	–	–	1	(2)	3	2

At 31 December 2005	(1,238)	(41)	(8)	(20)	28	516	(763)

Exchange adjustments	56	(21)	1	2	(1)	(10)	27

Cash flow	6	47	(162)	1	(2)	(129)	(239)

Acquisitions and disposals	–	–	–	(3)	–	–	(3)

Fair value movements	22	(11)	–	–	–	–	11

Other	(3)	–	–	(1)	9	–	5

At 30 June 2006	(1,157)	(26)	(169)	(21)	34	377	(962)

Reflected in the Group balance sheet at 30 June 2006

							Total £m

Non-current financial assets		46					46 †

Current financial assets					34		34

Cash and cash equivalents						386	386

Current financial liabilities	(162)	(41)	(169)	(14)		(9)	(395)

Non-current financial liabilities	(995)	(31)		(7)			(1,033)

At 30 June 2006	(1,157)	(26)	(169)	(21)	34	377	(962)

*	‘Cash and cash equivalents’ includes cash at bank, deposits repayable on demand, overdrafts and investments and short-term deposits which had a maturity of three months or less on acquisition.
Ø	‘Short-term borrowings’ excludes overdrafts.
†	Together with other items.

IFRIC 4 Determining whether an arrangement contains a lease came into effect from 1 January 2006 and provides guidance on whether complex arrangements include a lease. As a result of this requirement, certain arrangements have required reclassification as leases. This has resulted in additional assets being recognised on the balance sheet offset by the recognition of associated finance lease creditors, which are included within net debt. As a consequence net debt at 30 June 2005 has been restated from £1,138m to £1,156m and at 31 December 2005 from £745m to £763m.

ICI INTERIM REPORT 2006	23

10	Commitments and contingent liabilities

Material developments during the first half of 2006 to the matters described in note 32 of the 2005 Annual Report and Accounts are as follows:

European Commission methacrylates investigation

On 31 May 2006, ICI was informed of the European Commission’s decision to fine the Company €91.4m relating to ICI’s ownership of ICI Acrylics, which ended in 1999 when that business was sold. ICI has reviewed the decision in detail and will be filing an appeal before the European Court of First Instance.

Methyl methacrylate class actions

Since the beginning of 2006, ICI and others have been named as a defendant in thirteen purported class actions in the USA (expected to be consolidated into a single case) and one in Canada.

Quest WS3 claims in Japan

Quest has settled its dispute, without admission of liability, with the three affected customers. The settlement did not have a material effect on the Group’s results of operations, cash flow or financial position.

Shareholder class actions

In June 2006, ICI has, without admission of liability, agreed proposed settlements of the remaining claims which have been given preliminary approval by the court. Potential class members have been notified and the settlement will be submitted to the court for final approval at a hearing in September 2006. Settlement on this basis will not have a material effect on the Group’s results of operations, cash flow or financial position.

Issues arising following the sale of the Quest Food Ingredients business

All issues raised by the Kerry Group PLC have now been resolved. This did not have a material effect on the Group’s results of operations, cash flow or financial position.

The ultimate outcome of unresolved matters described above and in note 32 of the 2005 Annual Report and Accounts is subject to many uncertainties, including future events and the uncertainties inherent in litigation. The Group has made provision in its financial statements for such matters to the extent that losses are presently considered probable and estimable. However, these matters may involve substantial sums, and an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, cash flow or financial position.

24	ICI INTERIM REPORT 2006

Notes to financial statements

11	Relationship to statutory accounts and audit status

The comparative figures for the financial year ended 31 December 2005 are not the Company’s statutory Group accounts for that financial year. Those accounts have been reported on by the Company’s auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

ICI INTERIM REPORT 2006	25

Independent review report

Independent review report to Imperial Chemical Industries PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 set out on pages 8 to 24 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

London 4 August 2006	KPMG Audit Plc Chartered Accountants

26	ICI INTERIM REPORT 2006

Definitions

Adjusted earnings per share

Net profit before special items attributable to equity holders of the Company divided by weighted average number of shares in issue (less weighted average number of shares held by the Group’s employee share plans) during the period (1,190m at 30 June 2006).

Adjusted net profit/earnings	Net profit before special items attributable to equity holders of the Company.
Adjusted profit before taxation	Profit of continuing operations before taxation and special items.
As reported performance	Performance including the effects of currency translation differences and the impact of acquisitions and divestments.
Company	Imperial Chemical Industries PLC.
Comparable

Results excluding the effect of currency translation differences and the impact of acquisitions and divestments. At a Group level, this refers to continuing operations only. Comparable profits and losses are quoted before accounting for special items.

Directors	The Directors of Imperial Chemical Industries PLC.
Earnings per share

Net profit after special items attributable to equity holders of the Company divided by the weighted average number of shares in issue (less the weighted average number of shares held by the Group’s employee share plans) during the period (1,190m at 30 June 2006).

Effective tax rate	Taxation (excluding taxation on special items) divided by adjusted profit before taxation.
Fair value	The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.
Gross margin	Sales value less the variable and fixed costs directly associated with the manufacture and distribution of the goods sold.
ICI, ICI Group or the Group	Imperial Chemical Industries PLC and its subsidiary companies (its consolidated subsidiaries and its proportionally consolidated joint ventures but not its associates).
IFRS	International Financial Reporting Standard(s).
IFRIC	International Financial Reporting Interpretations Committee.
Interest cover

Calculations of interest cover are based on the sum of the Group’s operating profit before special items from continuing and discontinued operations, post-retirement benefit finance charges, and the Group’s share of net associated company income (associates’ trading profit less taxation and net finance expense of associates) divided by the net of interest expense and income of the Group (excluding share of net finance expense of associates and post-retirement benefit finance expense).

ICI INTERIM REPORT 2006	27

International Businesses	The International Businesses comprise the Group’s Paints, National Starch and Quest businesses.
Net debt

The borrowings of ICI (comprising loans and short-term borrowings other than overdrafts together with related derivatives, obligations under finance leases and the liabilities associated with the forward contracts for the acquisition of own shares (to the extent that the contracts are ‘out of the money’)) less cash (including overdrafts), cash equivalents and current asset investments.

Net finance expense	The net of interest expense and income, plus post-retirement benefit finance and foreign exchange gains/losses on debt previously hedging goodwill written off to reserves.
Ordinary Shares	Ordinary shares of £1 each in the capital of the Company.
Reporting segments	The reporting segments comprise the Group’s Paints, National Starch, Quest, Uniqema, and Regional and Industrial businesses.
Segment assets and liabilities

Those operating assets and liabilities that are employed by a segment in its operating activities and that are either directly attributable to the segments or can be allocated to the segment on a reasonable basis.

Special items

Special items are those items of financial performance that should be separately disclosed to assist in the understanding of the financial performance achieved by the Group and in making projections of future results, as explained in IAS 1 Presentation of Financial Statements. Special items include items relating to both continuing and discontinued businesses.

Trading profit	Operating profit before special items. At a Group level this refers to continuing operations only.
UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland.
USA or US or United States	United States of America.

28	ICI INTERIM REPORT 2006

Forward-looking statements

This document contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

The Company cautions that any forward-looking statements in this may, and often do, vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this, including, without limitation, changes in the Group’s business or acquisition or divestment strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: the impact of competitive products and pricing; changes in the price of raw materials; the occurrence of major operational problems; the loss of major customers; limitations imposed by the Group’s indebtedness and leverage; a credit rating downgrade by the rating agencies; contingent liabilities, including those arising in connection with disposed businesses; risks associated with the Group’s international operations; risks of claims and litigation; financial performance of the Group’s retirement benefit schemes; and other factors described in the Company’s filings with the US Securities and Exchange Commission.

ICI INTERIM REPORT 2006	29

Shareholder information

The year ahead

23	August 2006	Shares go ‘ex-dividend’
25	August 2006	Record date for the interim dividend
6	October 2006	Interim dividend payable
2	November 2006	Announcement of trading results for the third quarter and first nine months of 2006 ending 30 September 2006
31	December 2006	End of financial year
8	February 2007	Preliminary announcement of final results for 2006
	March 2007	Annual Report published
	May 2007	Announcement of trading results for the first quarter ending 31 March 2007
	May 2007	Annual General Meeting
	August 2007	Announcement of half year results for the six months ending 30 June 2007
Contact details
Registrar		Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA Telephone: 0870 600 3993
ADR Depositary

Citibank Shareholder Services, PO Box 43077, Providence, RI 02940-3077 USA US calls (toll free number): 1–877–CITI–ADR (1–877–248–4237) Non US calls: 1–781–575–4555
E-mail enquiries to: citibank@shareholders–online.com

‘Company’ means Imperial Chemical Industries PLC. ‘ICI’, ‘ICI Group’ or the ‘Group’ means Imperial Chemical Industries PLC and its subsidiary companies (its consolidated subsidiaries and its proportionally consolidated joint ventures but not its associates).

leadership in formulation science

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Imperial Chemical Industries PLC

By:	/s/ Andy Mark Ransom
Name:	Andy Mark Ransom
Title:	General Counsel and Company Secretary

Date:	August 10, 2006